SEANERGY MARITIME HOLDINGS CORP.
16 Grigoriou Lambraki Street
166 74 Glyfada
Athens, Greece
 Tel: +30 210 8913507

December 5, 2017

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Seanergy Maritime Holdings Corp. Registration Statement on Form F-1 (File No. 333-221058)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission (the "Commission") on October 20, 2017, as thereafter amended, be accelerated so that it will be made effective at 4:01 p.m. Eastern Standard Time on December 6, 2017, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Act").
The undersigned registrant is aware of its obligations under the Act.
Should you have any questions regarding this request, please do not hesitate to contact Gary J. Wolfe at (212) 574-1223 or Will Vogel at (212) 574-1607 of Seward & Kissel LLP, counsel to the undersigned registrant.

Yours truly,

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatios Tsantanis
Name: Stamatios Tsantanis
Title: Chief Executive Officer

December 5, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: J. Nolan McWilliams

Re:	Seanergy Maritime Holdings Corp. Registration Statement on Form F-1 Filed October 20, 2017, as amended File No. 333-221058

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement on Form F-1 (the "Registration Statement"), and pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), as the underwriters in the offering of common shares of Seanergy Maritime Holdings Corp. (the "Company"), pursuant to such Registration Statement (the "Offering"), we hereby join the Company in requesting that the effective date for such Registration Statement be accelerated so that it will be declared effective at 4:01 p.m., Eastern Time, on December 6, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, we advise that, as of the date hereof, approximately 695 copies of the Preliminary Prospectus dated December 4, 2017 have been distributed by the underwriters to dealers, investors (institutional and retail) and certain other entities.

We confirm that the underwriters participating in the Offering have complied with, and will continue to comply with, the requirements of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

(Signature Page Follows)

Very truly yours,

SEAPORT GLOBAL SECURITIES LLC

By:	/s/ Gary Meringer
Name: Gary Meringer
Title: General Counsel – IB

MAXIM GROUP LLC

By:	/s/ Clifford A. Teller
Name: Clifford A. Teller
	Title:	Head of Investment Banking, Executive Managing Director